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                                                                 EXHIBIT 4(b)(4)

                        AMENDMENT TO LETTER OF AGREEMENT

     THIS AMENDMENT TO LETTER OF AGREEMENT (this "AMENDMENT"), is made as of January 26, 2003 by and between Tecnomatix Technologies Ltd., a company duly incorporated under the laws of the State of Israel, with offices located at 16 Hagalim Avenue, Herzliya, Israel (the "COMPANY"), and Amir Livne, an individual residing at Be'er Gan Street, Ein Vered 40696, Israel (the "OFFICER") (each, a "PARTY", together, the "Parties).

                                   WITNESSETH:

     WHEREAS, on January 16, 2001 the Company entered into a Letter of Agreement (the "AGREEMENT") with the Officer regarding his terms of employment and compensation as Executive Vice-President Industry Marketing of the Company; and

     WHEREAS, pursuant to Section 6 of the Agreement the Company provided to the Officer a loan (the "Loan") in the principal amount of U.S. $100,000 (hundred thousand United States Dollar); and

     WHEREAS, the Parties wish to amend the provisions of Section 6 of the Agreement, subject to the terms and conditions of this Amendment;

     NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which are hereby acknowledged, the Parties hereby agree as follows:

1.   AMENDMENT OF SECTION 6

Section 6 of the Agreement shall be amended to read in its entirety as follows:

     "At the Commencement Date (as defined in the Agreement) the Company shall provide to you a loan (the "Loan") in an amount of NIS 418,330 (the "Principal"). The Principal of the Loan shall be linked to the Israeli Consumer Price Index and shall bear interest as of the Commencement Date at the rate provided for, from time to time, pursuant to the Regulations promulgated under the Israeli Tax Ordinance.

     The forgiven Loan (as detailed below) may be subject to taxes, as required by law, which any such taxes shall be under your sole liability.

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     The Loan (principal and accrued interest thereon) will be forgiven after 36 months of employment, PROVIDED, HOWEVER, that: (i) if you terminate your employment at any time prior to the expiration of two years of the Commencement Date, you will be required to repay to the Company the Principal and any accrued interest thereon; (ii) if you terminate your employment at any time after two years from the Commencement Date but prior to the expiration of three years of the Commencement Date, you will be required to repay to the Company third of the Principal and any accrued interest thereon; and (iii) if the Company terminates your employment, for reasons other than violation of a material obligation under the employment agreement, during the periods specified in (i) or (ii) above, you will be required to repay to the Company half of the amounts specified in (i) and
     (ii) above, respectively, in which case, the Company shall bear all taxes associated with the forgiven portions of the Loan.

     The Company may deduct any amounts due under the Loan from any amounts owed to you by the Company, including any salary, commission payments or expense reimbursements. You will remain obligated to repay to the Company the balance of any amount due under the Loan which was not repaid as aforesaid."

2.   Effective Date

     This Amendment shall have a retroactive effect as of January 1, 2001.

3.   No Change

     All the other provisions, terms and conditions of the Agreement shall remain the same.

     IN WITNESS WHEREOF, the Parties have duly executed this Amendment hereto and on the date first above written.

TECNOMATIX TECHNOLOGIES LTD.


By:     /s/ Harel Beit-On                                 /s/ Amir Livne
       ----------------------------------        -------------------------------
Name:   Harel Beit-On                                        AMIR LIVNE
Title:  Chairman of the Board and
        Chief Executive Officer


By:     /s/ Oren Steinberg
       ---------------------------------
Name:   Oren Steinberg
Title:  Chief Financial Officer and
        Executive Vice-President